TODAY'S HEALTHCARE CHALLENGE:
SURVIVAL OF THE FITTEST

                                    [LOGO]
                        MEDICAL ACTION INDUSTRIES INC.
                              1996 ANNUAL REPORT

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products, including laparotomy sponges, operating room towels, sterilization pouches, surgical light handle covers, needle counters, gauze sponges and burn dressings. The Company's manufacturing, packaging, sterilization and warehousing facilities are located in Asheville, North Carolina. Medical Action's products are marketed primarily to hospitals through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. The Company also manufactures its products under private label contracts to other distributors and medical suppliers. Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States.

Table of Contents

Selected Financial Data ...................................................    1
Letter to Stockholders ....................................................    2
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations ............................................................    5
Consolidated Balance Sheets ...............................................    7
Consolidated Statements of Operations .....................................    8
Consolidated Statements of Shareholders' Equity ...........................    9
Consolidated Statements of Cash Flows .....................................   10
Notes to Consolidated Financial Statements ................................   11
Statement of Management Responsibility ....................................   16
Report of Independent Auditors ............................................   16
Corporate Information and Directory ........................   Inside Back Cover

The cover of this year's Annual Report reflects the state of the healthcare industry. This environment offers unprecedented opportunities for Medical Action Industries Inc. to enhance its competitive position and pursue future success. To be truly effective, it is necessary to blend our expertise with the complementary expertise of others. This is why at the heart of our strategy for success lies our vision: to be the partner of choice for ever better healthcare. Such partnerships will increase stockholder value by leading to the development, acquisition and distribution of quality healthcare products.

Selected Financial Data            MEDICAL ACTION INDUSTRIES INC. AND SUBSIDIARY

- ---------------------------------------   ---------------------------------------------------------------------------
Year ended March 31,                              1996           1995            1994           1993           1992
- ---------------------------------------   ---------------------------------------------------------------------------
Operations Data
Net sales .............................    $38,846,290    $35,111,326     $36,457,455    $33,337,546    $27,145,829
Income (loss) before income taxes
   and cumulative effect of
   accounting change ..................      1,204,310       (246,695)        648,723      2,018,059        479,660
Net income (loss) .....................        710,743       (183,146)        392,103      1,314,742        344,644
Net income (loss) per common share ....            .09           (.02)            .05            .17            .06
Balance Sheet Data
Total assets ..........................    $24,390,336    $24,328,602     $19,270,845    $21,422,559    $19,201,733
Working capital (1) ...................     10,334,499     11,034,593       9,020,889     10,104,504      9,123,099
Long-term debt including capital leases
  (less current portion) ..............      4,387,958      7,328,626       3,749,965      5,763,011      6,527,871
Shareholders' Equity ..................     12,273,367     11,209,191      10,883,516     10,440,384      8,981,223

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) There were no cash dividends declared in any of the periods presented above. See Note 10 to Notes to Consolidated Financial Statements.


                                   Net Sales
                           (in millions of dollars)

         [Bar graph representing the following net sales information]

                   1992     1993     1994     1995     1996
                   ----     ----     ----     ----     ----
                  $27.1    $33.3    $36.5    $35.1    $38.8


                                  Net Income
                           (in thousands of dollars)

         [Bar graph representing the following net income information]

                   1992     1993     1994     1995     1996
                   ----     ----     ----     ----     ----
                  $344.6  $1.314.7  $392.1  $(183.1)  $710.7


                             Shareholders' Equity
                           (in millions of dollars)

    [Bar graph representing the following shareholders' equity information]

                   1992     1993     1994     1995     1996
                   ----     ----     ----     ----     ----
                   $9.0    $10.4    $10.9    $11.2    $12.3

To Our Stockholders, Customers, Healthcare Partners and Teammates

A Year of Accomplishments

We are pleased to report that fiscal 1996 was an exciting and pivotal year for Medical Action--one of growth, profitability and strategic decisions which we believe will have significant impact on your Company's future. Medical Action generated record sales, improved operating profits enough to enable earnings growth to surpass sales growth, and completed an important acquisition to further diversify our product offerings.

- --------------------------------------------------------------------------------
"Man is most uniquely human when he turns obstacles into opportunities."
                                             Eric Hoffer, American philosopher
- --------------------------------------------------------------------------------

Medical Action today is focused intensely on a core strategy that will permit us to fulfill our corporate objective to be the healthcare partner of choice. Several strengths will help us achieve that objective. Our products are of the highest quality. Our service levels and information systems give us a tremendous competitive advantage. Medical Action is uniquely well positioned to prosper in today's cost conscious healthcare marketplace. We are applying leadership in terms of quality and innovation. We embrace the principle of achieving operational excellence through the process of continuous improvement.

In all these ways, Medical Action is making use of intangible resources that are every bit as significant as our financial strengths. These resources include our strategic alliances throughout the supply chain. They include our brand image and reputation, and the knowledge and productivity of our employees.

Healthcare costs are becoming an ever more crucial global issue. Providers face source and manufacturing cost constraints. As healthcare companies work to meet this highly demanding challenge, innovation is a central strategy. Competition will continue to intensify, leading inevitably to consolidation. It is occurring in virtually every market segment within the industry.

This harsh business environment brings opportunity for resourceful companies. Medical Action will continue to build lasting, personal value-oriented relationships with customers by maintaining product quality and by being responsive to customer needs. We must be relentless in our efforts to reduce overhead, direct labor, raw materials, re-work and scrap costs to produce results in line with our corporate objectives.

We're on the right track already in cutting costs. Previously instituted efficiency programs were a major factor in reducing selling, general and administrative expenses as a percentage of sales in fiscal 1996 to 15.7% from 16.6% in fiscal 1995. And, as an industry leader in electronic data interchange
(EDI), we've planned and implemented EDI transactions with many of our customers. EDI allows for paperless transactions, including order entry, reduces costs and permits our partners to reduce inventory levels. During the past fiscal year, we received approximately 62% of all our orders electronically via EDI.

Strategic Diversification

Our key to the future is our focus on new products. As we said in last year's letter to stockholders, the single most important ingredient in achieving future growth is increased product stream. With the acquisition in August 1994 of the disposable surgical product business of QuanTech, Inc., we demonstrated our ability to meet this challenge. For fiscal 1996, sales from QuanTech's product line represented approximately 8% of the Company's total revenues.

In January 1996 we completed our second acquisition in less than twenty months by acquiring certain assets of the sterilization packaging, monitoring and contamination control products business of Lawson Mardon Medical Products, Inc. ("Lawson Mardon"). The acquired products include sterilization pouches, sterilization monitors, sterility maintenance covers, biohazard bags, indicators and integrators. We also negotiated a right of first refusal to acquire the United Kingdom operations of Lawson Mardon. Should its owner decide to sell, we'd obtain a ready-made platform to market our products in Europe.

Our acquisitions continue to strengthen the opportunity for Medical Action to grow quickly and efficiently by maximizing the revenue potential of these new products through our existing channels of distribution to current Medical Action customers and through sales to new markets, such as alternate care. We anticipate that for fiscal 1997, revenue from products developed and acquired during the past three years will represent approximately 20% of the Company's total sales.

Acquisitions will continue to play an important role in our corporate strategy. We will evaluate candidates on their ability to add breadth to our product lines, provide vehicles into new markets and increase the depth of our manufacturing capabilities. This ingredient of Medical Action's past success will be an ingredient of our future success.

Financial Performance

We are pleased to report that Medical Action produced solid financial results for the fiscal year ended March 31, 1996.

We achieved record revenues of $38,846,000, an 11% increase from $35,111,000 for fiscal 1995. We are especially pleased that for the three months ended March 31, 1996 we achieved record revenues of $10,266,000, the very first time we exceeded the $10 million mark for quarterly revenues. The record sales level for fiscal 1996 was primarily attributable to the Company's QuanTech product line, whose sales increased approximately $1,420,000 compared to fiscal 1995, growth in domestic sales of laparotomy sponges, which increased approximately $3,014,000 compared to fiscal 1995, as well as to $1,157,000 in sales of Lawson Mardon products.

Net income for the year ended March 31, 1996 increased to $711,000, or $.09 per share, versus a net loss of $183,000, or $.02 per share, in fiscal 1995. Our balance sheet continues to reflect our strong performance. At year end, we had a current ratio of 2.4 and working capital of approximately $10,334,000. In addition, shareholders' equity increased to a record $12,273,000 and has, since fiscal 1991 increased more than 140%.

We further solidified our banking relations during 1996 by negotiating an amended loan agreement with our lending institution. This amended agreement, which expires on September 30, 1998, bears interest at prime plus 1/4% (a decrease of 1/4%) and provides for total borrowings of up to $10 million with a $4 million sublimit for bankers' acceptances (an increase of $1 million) and a $2 million sublimit for letters of credit.

Market Share Leader

Medical Action is the market share leader in the manufacture and distribution of sterile laparotomy sponges and sterile disposable operating room towels in the U.S. In addition, we see strong potential in our recently acquired lines of QuanTech and Lawson Mardon products as well as other new products we've introduced during the past several years. We will continue to step up our product development pace in the coming years. More products are in the pipeline now than at any time in the Company's history. We will continue to focus on increasing our core market penetration with these new products and on entering new markets such as alternate care, dentistry and veterinary practices with our existing products.

Our distribution system is a fundamental strength that provides us an important competitive advantage. It extends from our network of healthcare distributors, which includes Baxter Healthcare Hospital Supply Division, Owens & Minor, Inc., and General Medical Corp., manufacturers' representative organizations and direct sales personnel. We also supply products through our relationships with hospital alliances such as VHA Hospital Supply, Premier Health Alliance, Inc. and American Healthcare Systems, and investor owned hospital organizations, including NME, AMI and Daughters of Charity.

- --------------------------------------------------------------------------------
"You can expect Medical Action to enhance long-term value for stockholders by investing in new products and cost control efficiencies, expanding into new markets, and making strategic and synergistic acquisitions."
- --------------------------------------------------------------------------------

We continue to focus and refine our sales and marketing efforts for our non-sterile products as hospitals increasingly expand their use of custom procedure trays. These trays contain several products in configurations designed and produced for the unique practices of an individual hospital unit, procedure or physician. Many of the tray suppliers, such as Baxter Healthcare Corp. and Maxxim Medical Inc., are vertically integrating the packaging process by buying bulk, non-sterile operating room towels, laparotomy sponges, light handle covers and needle counters to place in these custom trays. The trays are then sterilized, saving healthcare providers money by reducing set-up time needed for a procedure, minimizing waste, and simplifying ordering and inventory management.

The Strength of Our People

Medical Action's growth is based on more than acquisitions. It is also based on developing strong management and operating personnel to fulfill our customers' needs. From our modest beginning 19 years ago in a small warehouse in Plainview, New York to our expansions to Asheville, North Carolina and Hauppauge, New York, we increased our market presence thanks to our ability to provide the highest levels of product quality and customer service at competitive and profitable prices. And that's because at each step in our development, our employees have shown the enthusiasm and capacity to learn and grow.

- --------------------------------------------------------------------------------
"Intense competition in the healthcare industries winnows out companies that don't deliver sufficient value. Quality, service, innovation, its employees and its relationships with customers combine to make Medical Action a leader in the markets it serves."
- --------------------------------------------------------------------------------

We continue to reinvest in our facilities and work on solutions to meet future customer requirements. We review the effectiveness of our advanced information systems and manufacturing protocols periodically to ensure our customers' success. We continue to focus on our employees to ensure that we have not only the capital assets but the dedication, knowledge and enthusiasm to use these assets to exceed our customers' requirements and expectations.

Future Outlook

Although the healthcare industry is changing, our goals remain clear. Medical Action will continue to be a leader focused on providing quality products to our customers. Medical Action is well positioned for the future. We will continue to refine our organization to meet the ever-changing needs of the industry and our customers. The high adaptability and dedication of our employees will be fundamental to continued success. Our reputation for quality is excellent and we are a low cost provider in an industry driven by economies of scale. Our service capabilities are extensive and flexible. Also, Medical Action's strong balance sheet and operating cash flow can readily sustain our growth momentum. And our management team has considerable depth and experience, as well as an entrepreneurial spirit fueled by its over 30% ownership of the Company.

As a Company, and as a team, we are keenly aware of challenges and opportunities that lie ahead. We have demonstrated that we can change courses rapidly as the target before us shifts and can strike with lightning speed to accomplish our mission. Because we have spent a great deal of time anticipating changes, we have strategically positioned our Company to be on the offensive, not the defensive. We are proactively committing resources to prepare for what is coming, instead of having to make changes down the road under less favorable conditions. We are striving to maintain a workplace environment in which both customer satisfaction and the welfare of our teammates are paramount.

The dedication, loyalty and commitment of our teammates continue to be the source of our strength. Providing superior products and services to our customers in a cost effective manner will enable us to build on our past successes and to meet the challenges that face us. We will plan carefully, take advantage of new opportunities as they arise, and continue our commitment to provide superior returns to our stockholders.

Nineteen ninety-seven will mark our twentieth anniversary as a Company. Although we have enjoyed a successful two decades, we understand that the competitive nature of our business requires us to work even harder to continue to fulfill our customers' needs. We are committed to remaining the healthcare partner of choice, and are confident we will continue to build the kind of company you can take pride in.

/s/ Joseph Meringola

Joseph R. Meringola
Chairman of the Board
(Chief Executive Officer)

/s/ Paul D. Meringola

Paul D. Meringola
President
(Chief Operating Officer)

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Fiscal 1996 Compared to Fiscal 1995

Net sales for the fiscal year ended March 31, 1996 increased 11% to $38,846,000 from $35,111,000 for the fiscal year ended March 31, 1995. The increase in net sales was primarily attributable to a $3,014,000 or 19% increase in net sales of laparotomy sponges, a $1,420,000 or 83% increase in net sales of the QuanTech product line and $1,157,000 in net sales of the products acquired from Lawson Mardon Medical Products, Inc. in January 1996. These increases were partially off-set by a $793,000 or 6% decrease in net sales of operating room towels and a $986,000 decrease in net sales of lower margin international gauze products. Net sales of laparotomy sponges increased 24% in unit sales and net sales of operating room towels decreased by 11% in unit sales. Management believes that the increase in net sales of laparotomy sponges was primarily due to greater domestic market penetration. The Company also benefited from a full year of net sales from the QuanTech product line, which was acquired in August 1994. It is anticipated that the Company will continue to de-emphasize its attention on international sales of gauze products, which are typically at lower margins, and focus on continuing to aggressively introduce new products, either by internal development or acquisition.

The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas have continued to adversely impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will continue during fiscal 1997, the Company has accelerated its procurement of operating room towels from China and, to a lesser extent, secured operating room towels from sources outside of China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1997.

Gross profit increased $1,875,000, or 30%, to $8,157,000 for the fiscal year ended March 31, 1996, as compared to $6,282,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1996 increased to 21.0% from 17.9% for the prior fiscal year. The increase in gross profit dollars and percentage was primarily attributable to the increase in net sales, improved efficiencies at the Company's manufacturing facilities in North Carolina and increased selling prices of operating room towels, which have been partially off-set by increases in the cost of raw materials from China.

Selling, general and administrative expenses increased by $255,000 to $6,087,000 for the fiscal year ended March 31, 1996 from $5,832,000 for the prior fiscal year. This increase was primarily attributable to selling expenses associated with achieving higher net sales and the introduction of new products resulting from the recent acquisitions. As a percentage of net sales, selling, general and administrative expenses decreased to 15.7% for the fiscal year ended March 31, 1996 as compared to 16.6% for the fiscal year ended March 31, 1995 due to management's efforts to control and reduce expenses wherever possible.

Interest expense increased 24% from $696,000, or 2.0% of net sales, to $865,000, or 2.2% of net sales, for the fiscal years ended March 31, 1995 and 1996, respectively. The increase in interest expense was attributable to an increase in the prime lending rate in addition to an increase in the average principal loan balances outstanding during the year ended March 31, 1996 as compared to the year ended March 31, 1995. The increase in principal loan balances outstanding during the year was primarily attributable to higher inventory levels of operating room towels and to a full year of outstanding borrowings incurred in connection with the acquisition of QuanTech, Inc. in August 1994.

Net income for the fiscal year ended March 31, 1996 was $711,000, or $.09 per share, as compared to a net loss of $183,000, or $.02 per share, for the fiscal year ended March 31, 1995. The increase in net income was attributable to the increase in net sales and gross profits, which were partially off-set by an increase in selling, general and administrative expenses and an increase in interest expense.

Fiscal 1995 Compared to Fiscal 1994

Net sales for the year ended March 31, 1995 decreased 4% to $35,111,000 from $36,457,000 for the year ended March 31, 1994. The decrease in net sales was primarily attributable to a $3,812,000 or 20% decrease in net sales of laparotomy sponges and $611,000 or 38% decrease in international sales of gauze products, partially offset by $1,697,000 in sales of the recently acquired QuanTech product line and a $1,471,000 or 13% increase in sales of operating room towels. Net sales of operating room towels and laparotomy sponges decreased in unit sales 3% and 21%, respectively. Net sales of gauze products increased 16% in unit sales and $384,000 in sales dollars. Management believes that the decrease in laparotomy sponge sales was caused primarily by the liquidation of laparotomy sponge inventories held by distributors at March 31, 1994 due to the recall of sterile laparotomy sponges by the Company's competitors in fiscal 1994, and the loss of certain business from the prior year. The decrease in international sales of gauze products was due primarily to an individual contract with an international trading partner that was not as substantial during fiscal 1995 compared to fiscal 1994. Sales from the QuanTech product line resulted from the acquisition of substantially all of the assets of QuanTech, Inc. on August 12, 1994.

The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas, together with a worldwide cotton shortage, has continued to adversely impact the availability and pricing of operating room towels. In anticipation that these conditions will continue during fiscal 1996, the Company has begun securing operating room towels from sources outside of China. Management presently anticipates that it will be able to develop the necessary alliances to meet the Company's requirements of operating room towels for fiscal 1996. The financial results for the past year reflect these supply disruptions and pricing pressures.

Gross profit decreased $1,881,000, or 23% to $6,282,000 for the fiscal year ended March 31, 1995 as compared to $8,163,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1995 decreased to 17.9% from 22.4% for the prior fiscal year. The decrease in gross profit dollars and percentage were attributable to the incremental costs associated with the Company's sterilization protocol in the aftermath of the September 1993 product recall, significant increases in the current fiscal year in the cost of raw materials imported from China (which have been partially offset by increases in selling prices) and a decrease in net sales. Management believes that the cost increases will continue to adversely affect the Company's gross profits in the future unless the Company can gain a commensurate increase in selling prices or such cost increases are reduced.

Selling, general and administrative expenses decreased by $11,000 to $5,832,000 for the year ended March 31, 1995 from $5,843,000 for the prior fiscal year. The decrease in these expenses was primarily attributable to the elimination of expenses associated with the launch of the Company's collagen product line in the prior fiscal year. The Company terminated this product line in August 1993. As a percentage of net sales, selling, general and administrative expenses increased to 16.6% for the fiscal year ended March 31, 1995 as compared to 16.0% for the fiscal year ended March 31, 1994.

Net interest expense increased 67% from $418,000, or 1.1% of net sales, to $696,000 or 2.0% of net sales for the fiscal years ended March 31, 1994 and 1995, respectively. The increase in interest expense was attributable to an increase in the prime lending rate in addition to an increase in the average principal loan balance outstanding during the twelve months ended March 31, 1995 as compared to the twelve months ended March 31, 1994.

Net loss for the fiscal year ended March 31, 1995 was $183,000, or $.02 per share, as compared to net income of $392,000, or $.05 per share for the fiscal year ended March 31, 1994. The decrease in net income was primarily attributable to the decline in net sales dollars coupled with the aforementioned increase in the cost of raw materials resulting in the decrease in gross profit as a percentage of net sales, as well as the increase in interest expense.

Liquidity and Capital Resources

Current assets have increased $1,320,000 to $17,702,000 at March 31, 1996 from $16,382,000 at March 31, 1995. The increase was primarily attributable to a $1,374,000 increase in inventory, of which $1,060,000 represented an increase in operating room towels. The Company increased its inventory of operating room towels in anticipation of import quota limitations in calendar 1995, similar to those experienced in calendar 1994. The Company had working capital of $10,334,000 with a current ratio of 2.40 at March 31, 1996 as compared to working capital of $11,006,000 with a current ratio of 3.05 at March 31, 1995. Total borrowings outstanding exclusive of the promissory note due Lawson Mardon, were $8,769,000 with a debt to equity ratio of .71 at March 31, 1996 as compared to $10,872,000 with a debt to equity ratio of .97 at March 31, 1995. The decrease in total borrowings outstanding at year-end is primarily due to increased cash flow from operations, and collections of other receivables.

On October 24, 1995, the Company signed a Third Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 1998, maintained the borrowing limit of $10,000,000. The Credit Agreement bears interest at 1/4% over the prime lending rate, a decrease of 1/4% from the previous agreement, and has a $4,000,000 sublimit for bankers acceptances, which bear interest at 1-1/2% over the prevailing bankers acceptance rate, and a $2,000,000 sublimit for letters of credit. Long term funds available under this Agreement amounted to $3,731,000 at March 31, 1996 as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. At March 31, 1996, the Company was in compliance with all such covenants and financial ratios.

The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreements, will be sufficient to meet its working capital requirements for fiscal 1997. Management believes that it will be able to meet the anticipated demand for operating room towels for fiscal 1997.

The Company believes that the relatively moderate rates of inflation in 1996 and 1995 have not had a significant impact on sales and profitability.

Consolidated Balance Sheets        MEDICAL ACTION INDUSTRIES INC. AND SUBSIDIARY

- --------------------------------------------------    --------------------------
March 31,                                                    1996           1995
- --------------------------------------------------    -----------    -----------

Assets
Current assets:
  Cash ...........................................    $   503,927    $   545,129
  Accounts receivable, less allowance
    for doubtful accounts of $110,953 at
    March 31, 1996 and March 31, 1995 ............      6,010,649      6,041,381
  Inventories (Note 2) ...........................     10,578,598      9,204,130
  Prepaid expenses ...............................        278,400        331,758
  Other current assets (Note 6) ..................        330,212        259,879
- --------------------------------------------------    -----------    -----------
Total current assets .............................     17,701,786     16,382,277
Property and equipment, at cost, less
  accumulated depreciation of $3,970,656
  at March 31, 1996 and $3,631,455 at
  March 31, 1995 (Notes 4, 9 and 10) .............      3,634,476      4,343,760
Investment in joint ventures (Note 5) ............        581,135        666,135
Other receivables, less current
  portion (Note 6) ...............................           --          320,883
Excess of cost over net assets acquired,
  less accumulated amortization of
  $217,425 at March 31, 1996 and $85,333
  at March 31, 1995 (Note 3) .....................      2,452,119      2,482,227
Other assets .....................................         20,820        133,320
- --------------------------------------------------    -----------    -----------
Total assets .....................................    $24,390,336    $24,328,602
- --------------------------------------------------    -----------    -----------

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable ...............................    $ 1,393,283    $ 1,433,370
  Accrued expenses, payroll and
    payroll taxes ................................        724,462        352,082
  Accrued income taxes ...........................        128,314         10,607
  Current portion of capital lease
    obligations (Note 9) .........................         20,511         10,333
  Notes payable to bank (Note 10) ................      3,993,215      2,997,280
  Other note payable (Note 11) ...................        641,845           --
  Current portion of long-term
    debt (Note 10) ...............................        465,657        572,851
- --------------------------------------------------    -----------    -----------
Total current liabilities ........................      7,367,287      5,376,523
Deferred income taxes (Note 8) ...................        361,724        414,262
Capital lease obligations,
  less current portion (Note 9) ..................         77,416         26,270
Long-term debt, less current portion (Note 10) ...      4,310,542      7,302,356
- --------------------------------------------------    -----------    -----------
                                                       12,116,969     13,119,411

Shareholders' equity (Notes 10 and 12):
  Common stock, 15,000,000 shares authorized,
    $.001 par value; issued 8,199,789 shares
    at March 31, 1996 and 8,002,289 shares
    at March 31, 1995 ............................          8,200          8,002
  Additional paid-in capital, net of deferred
    compensation of $417,484 at March 31, 1996
    and $532,124 at March 31, 1995 ...............      8,005,582      7,652,347
  Retained earnings ..............................      4,259,585      3,548,842
- --------------------------------------------------    -----------    -----------
Total shareholders' equity .......................     12,273,367     11,209,191
Commitments (Note 9)
- --------------------------------------------------    -----------    -----------
Total liabilities and shareholders' equity .......    $24,390,336    $24,328,602
- --------------------------------------------------    -----------    -----------
See accompanying notes.

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
Consolidated Statements of Operations       MEDICAL ACTION INDUSTRIES INC. AND SUBSIDIARY

- -------------------------------------------   -------------------------------------------
Year ended March 31,                                  1996           1995            1994
- -------------------------------------------   ------------   ------------    ------------
Net sales (Note 15) .......................   $ 38,846,290   $ 35,111,326    $ 36,457,455
Cost of sales .............................     30,689,411     28,829,516      28,294,436
- -------------------------------------------   ------------   ------------    ------------
Gross profit ..............................      8,156,879      6,281,810       8,163,019
- -------------------------------------------   ------------   ------------    ------------
Selling, general and
  administrative expenses .................      6,087,447      5,832,252       5,842,560
Loss from product recall (Note 14) ........           --             --         1,254,000
Interest expense, net .....................        865,122        696,253         417,736
- -------------------------------------------   ------------   ------------    ------------
                                                 6,952,569      6,528,505       7,514,296
- -------------------------------------------   ------------   ------------    ------------
Income (loss) before income taxes and
  cumulative effect of accounting change ..      1,204,310       (246,695)        648,723
Income tax expense (benefit)
  (Notes 1 and 8) .........................        493,567        (63,549)        216,620
- -------------------------------------------   ------------   ------------    ------------
Net income (loss) before cumulative effect
  of accounting change ....................        710,743       (183,146)        432,103
Cumulative effect of change in accounting
  for income taxes (Note 1) ...............           --             --           (40,000)
- -------------------------------------------   ------------   ------------    ------------
Net income (loss) .........................   $    710,743   $   (183,146)   $    392,103
- -------------------------------------------   ------------   ------------    ------------
Net income (loss) per common share
  before cumulative effect of accounting
  change (Note 1) .........................   $        .09   $       (.02)   $        .06
Net income (loss) per common share (Note 1)   $        .09   $       (.02)   $        .05
- -------------------------------------------   ------------   ------------    ------------

See accompanying notes.

Consolidated Statements of Shareholders' Equity                               MEDICAL ACTION INDUSTRIES INC. AND SUBSIDIARY

- ---------------------------------     -------------------------------------------------------------------------------------
                                                                                                                  Total
                                            Common Stock             Paid-In       Deferred       Retained    Shareholders'
                                        Shares        Amount         Capital     Compensation     Earnings       Equity
- ---------------------------------     ---------    -----------    -----------    ------------   -----------   -------------
Balance at March 31, 1993 .......     7,443,182    $     7,443    $ 7,334,923    $  (241,867)   $ 3,339,885   $10,440,384
Issuance of common stock:
  Pursuant to Restricted Manage-
    ment Stock Bonus Plan .......       115,000            115        229,885       (230,000)
  On exercise of stock options
    and warrants ................        41,000             41         57,497                                      57,538
Amortization of
  deferred compensation .........                                                     37,890                       37,890
Cancellation of stock pursuant
  to Restricted Management
    Stock Bonus Plan ............        (9,375)            (9)       (23,429)        23,438
Common stock repurchased by the
  Company and retired (Note 7) ..       (53,783)           (54)      (215,078)                                   (215,132)
Tax benefit from vesting of stock
  under Restricted Management
    Stock Bonus Plan and exercise
      of non-qualified options ..                                     120,733                                     120,733
Net income ......................                                                                   392,103       392,103
- ---------------------------------     ---------    -----------    -----------    -----------    -----------   -----------
Balance at March 31, 1994 .......     7,536,024          7,536      7,504,531       (410,539)     3,731,988    10,833,516
Issuance of common stock:
  Pursuant to Restricted Manage-
    ment Stock Bonus Plan .......        80,000             80        199,920       (200,000)
  Shares issued for QuanTech,
    Inc. acquisition (Note 3) ...       453,408            453        652,453                                     652,906
Amortization of deferred
  compensation ..................                                                     55,915                       55,915
Cancellation of stock pursuant
  to Restricted Management
    Stock Bonus Plan ............       (10,000)           (10)       (22,490)        22,500
Common stock repurchased by the
  Company and retired (Note 7) ..       (57,143)           (57)      (149,943)                                   (150,000)
Net loss ........................                                                                  (183,146)     (183,146)
- ---------------------------------     ---------    -----------    -----------    -----------    -----------   -----------
Balance at March 31, 1995 .......     8,002,289          8,002      8,184,471       (532,124)     3,548,842    11,209,191

Issuance of common stock:
  On exercise of stock options ..       207,500            208        159,357                                     159,565
Amortization of deferred
  compensation ..................                                                    114,640                      114,640
Common stock received and retired
  in lieu of cash for exercise of
  stock options .................       (10,000)           (10)       (17,490)                                    (17,500)
Tax benefit from vesting of
  stock under Restricted Stock
  Bonus Plan and exercise of
  non-qualified options .........                                      96,728                                      96,728
Net income ......................                                                                   710,743       710,743
- ---------------------------------     ---------    -----------    -----------    -----------    -----------   -----------
Balance at March 31, 1996 .......     8,199,789    $     8,200    $ 8,423,066    $  (417,484)   $ 4,259,585   $12,273,367
- ---------------------------------     ---------    -----------    -----------    -----------    -----------   -----------

See accompanying notes.

Consolidated Statements of Cash Flows    MEDICAL ACTION INDUSTRIES INC. AND SUBSIDIARY

- ------------------------------------------  ------------------------------------------
Year ended March 31,                                1996           1995           1994
- ------------------------------------------  ------------   ------------   ------------
Operating activities
Net income (loss) ........................  $    710,743   $   (183,146)  $    392,103
Adjustments to reconcile net income
  (loss) to net cash provided by (used in)
  operating activities:
    Depreciation and amortization ........       867,851        810,317        654,656
    Cumulative effect of change in
      accounting for income taxes ........          --             --           40,000
    Deferred income taxes ................       (52,538)       (69,388)        50,000
    Deferred compensation ................       114,640         55,915         37,890
    Loss on sale of property and equipment        14,324           --             --
    Changes in operating assets
      and liabilities:
      Accounts receivable ................       870,426     (1,255,535)       784,187
      Inventories ........................    (1,241,479)    (1,443,192)     1,109,059
      Prepaid expenses, other current
        assets and other receivables .....       395,908        (80,612)       347,542
      Recoverable income taxes ...........          --          170,071           --
      Other assets .......................          --            1,017        121,050
      Accounts payable ...................      (183,091)       (16,904)      (972,094)
      Accrued income taxes ...............       214,436         10,607       (266,217)
      Accrued expenses, payroll and
        payroll taxes ....................       372,380       (133,973)       156,111
- ------------------------------------------  ------------   ------------   ------------
Net cash provided by (used in)
  operating activities ...................     2,083,600     (2,134,823)     2,454,287

Investing activities
Purchase price and related acquisition
  costs (Note 3) .........................       (75,871)          --             --
Purchases of property and equipment ......       (50,459)      (157,013)      (769,931)
Proceeds from sale of property,
  plant and equipment ....................       188,100           --             --
Loan to Chairman of the Board ............       (60,000)          --             --
Repayment of loan to Chairman of the Board        60,000           --             --
Loan to officer--net (Note 7) ............          --             --         (159,375)
- ------------------------------------------  ------------   ------------   ------------

Net cash provided by (used in)
  investing activities ...................        61,770       (157,013)      (929,306)
Financing activities
Proceeds from revolving line of credit
  and long-term borrowings ...............     3,233,803      6,593,367      9,707,647
Principal payments on revolving line of
  credit, term loan, long-term debt and
  capital lease obligations ..............    (5,562,440)    (4,252,490)   (11,260,293)
Proceeds from exercise of common stock
  purchase warrants and employee stock
  options ................................       142,065           --           57,538
Purchase of common stock into treasury
  and retired (Note 7) ...................          --             --          (77,889)
- ------------------------------------------  ------------   ------------   ------------
Net cash (used in) provided by financing
  activities .............................    (2,186,572)     2,340,877     (1,572,997)
- ------------------------------------------  ------------   ------------   ------------
(Decrease) increase in cash ..............       (41,202)        49,041        (48,016)
Cash at beginning of year ................       545,129        496,088        544,104
- ------------------------------------------  ------------   ------------   ------------
Cash at end of year ......................  $    503,927   $    545,129   $    496,088
- ------------------------------------------  ------------   ------------   ------------
Supplemental disclosures:
  Interest paid ..........................  $    875,923   $    809,305   $    536,244
- ------------------------------------------  ------------   ------------   ------------
  Income taxes paid ......................  $    336,478   $       --     $    416,779
- ------------------------------------------  ------------   ------------   ------------

See accompanying notes.

Notes to Consolidated Financial Statements        MEDICAL ACTION INDUSTRIES INC.
March 31, 1996                                                    AND SUBSIDIARY

1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, Medical Action Industries Inc. and its wholly-owned subsidiary, South Mountain Medical, Inc. which was merged into Medical Action Industries Inc. effective April 1, 1994. All significant intercompany balances and transactions are eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings--40 years; factory equipment--10 to 20 years; fixtures and other equipment--3 to 5 years). Amortization of leasehold improvements and capital leases is provided on the straight-line method over the period of their economic or related lease lives, whichever is less, and is included in depreciation expense.

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Company adopted the provisions of the new standard in its financial statements for the year ended March 31, 1994. The cumulative effect as of April 1, 1993 of adopting SFAS No. 109 decreased fiscal 1994 net income by $40,000, or $.01 per share.

Revenue Recognition

The Company recognizes income (sales) as products are shipped.

Concentration of Credit Risk

The Company manufactures and distributes disposable medical products principally to medical product distributors, hospital buying groups and hospitals located throughout the United States.

The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 60-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 15 for major customers.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Information

Net income (loss) per common share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding, if applicable. Shares used in the computation amounted to 8,247,646, 7,842,964 and 7,746,776 for the years ended March 31, 1996, 1995 and 1994, respectively.

Impairment of Long-Lived Assets

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

Reclassification

Certain prior year balances have been reclassified to conform with the current years' presentation.

 2. Inventories Inventories consist of the following:

          ------------------------------------------------------------
          March 31,                              1996             1995
          ------------------------------------------------------------
          Finished goods ...............  $ 3,973,422      $ 3,548,019
          Raw materials ................    6,605,176        5,656,111
          ------------------------------------------------------------
          Total ........................  $10,578,598      $ 9,204,130
          ------------------------------------------------------------

3. Acquisition

On January 30, 1996, the Company acquired certain assets of the sterilization packaging, monitoring and contamination control products business of Lawson Mardon Medical Products, Inc. ("SBW"). The purchase price for the acquired assets consisted of $25,000 in cash and a promissory note in the amount of $855,793. In addition, the Company acquired approximately $527,000 of SBW inventory on a consignment basis and is required to purchase substantially all remaining unsold inventory by August, 1996. The acquisition has been accounted for as a purchase and the operations of SBW have been included in the Company's Statement of Operations since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $75,871 and is being amortized over ten (10) years ($1,265 as of March 31, 1996).

On August 12, 1994, the Company acquired substantially all of the assets and certain liabilities of QuanTech, Inc. ("QuanTech"). QuanTech's business consisted of the manufacture and distribution of disposable surgical supplies and a patented light handle cover used primarily in operating rooms of hospitals and out-patient surgical centers. The purchase price consisted of the issuance of 453,408 unregistered shares of the Company's common stock in addition to the assumption of $1,941,000 of the fair value of net liabilities assumed in excess of assets acquired.

Further, if QuanTech's operations achieve certain gross profit levels, as defined in the agreement, during any consecutive 12 month period through July 1996 the purchase price would be adjusted by the issuance of up to another 250,000 shares of the Company's common stock. Management does not believe that such additional shares will be issued. The acquisition has been accounted for as a purchase and the operations of QuanTech have been included in the Company's Statement of Operations since the acquisition date. The aggregate of the purchase price and the net liabilities assumed totaling $2,594,000 is being amortized over twenty (20) years ($216,160 and $85,333 as of March 31, 1996 and 1995, respectively).

4. Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

          ------------------------------------------------------------
          March 31,                                  1996         1995
          ------------------------------------------------------------
          Building .........................   $1,550,000   $1,550,000
          Factory equipment ................    4,818,896    5,261,919
          Furniture and fixtures ...........      483,229      483,229
          Leasehold improvements ...........      550,259      550,259
          Capital leases--equipment ........       97,063       24,123
          Automobiles and trucks ...........      105,685      105,685
          ------------------------------------------------------------
                                                7,605,132    7,975,215
          Less accumulated depreciation
            and amortization ...............    3,970,656    3,631,455
          ------------------------------------------------------------
                                               $3,634,476   $4,343,760
          ------------------------------------------------------------

5. Investment in Joint Ventures

In March 1989, the Company entered into a joint venture agreement with a supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 40%, is Wujiang Action Medical Material Company Limited. Through fiscal 1991 the Company had contributed equipment in the amount of $680,000 and cash in the amount of $153,000.

In fiscal 1990, the Company entered into a second joint venture agreement with another supplier in the Peoples Republic of China. The name of the joint venture company, in which the Company holds an equity interest of 31%, is Zhejiang East Asia Medical Material Co. Limited. The Company contributed $212,000 to this joint venture through fiscal 1993.

The purpose of both joint ventures, which became operational in January 1990, is to manufacture disposable medical towels, gauze sponges, lap sponges and other medical material for sale by the Company. As a result of the economic and other uncertainties of doing business in the Peoples Republic of China, and the Company's inability to exercise significant influence over certain policies of the joint ventures, the Company does not follow the equity method of accounting with respect to these joint ventures. These investments are treated as deferred costs incurred to obtain a reliable supply of quality products and, accordingly, the Company is amortizing the costs of its investments over the initial 15 year term of the joint venture agreements ($85,000 in 1996, $84,000 in 1995 and $84,000 in 1994.)

6. Other Receivables

During fiscal 1989, the Company purchased a bleachery system with the intention of placing the system in operation at one of its joint ventures in China. In fiscal 1992, the Company entered into an agreement and sold the equipment to one of its joint venture affiliates in China (Zhejiang East Asia Medical Material Co. Limited--"the buyer"). Under the terms of the agreement, the buyer will supply to the Company at no cost, surgical sponges valued at $1,140,000 (which approximates the Company's acquisition and installation costs) over a period of six years. Through March 31, 1996, the Company has received approximately $966,000 of surgical sponges under this agreement. The anticipated amount of the surgical sponges to be received in fiscal 1997 ($174,000) has been included in other current assets.

7. Related Party Transactions

In April 1993, the Company purchased and simultaneously retired 53,783 shares of its common stock from its Chairman of the Board, Joseph R. Meringola. These shares were acquired by the Company at their fair market value on such date ($215,132), of which $137,243 was applied in full satisfaction of his outstanding loan of that amount.

In May 1994, the Company purchased and simultaneously retired 57,143 shares of its common stock from Joseph R. Meringola. These shares were acquired by the Company at their fair market value on such date ($150,000), which was applied in full satisfaction of his outstanding loan of that amount.

8. Income Taxes

Income tax (benefit) expense consists of the following:

          ------------------------------------------------------------
          March 31,                 1996           1995           1994
          ------------------------------------------------------------
          Current:
            Federal .........  $ 471,278      $   5,839      $ 125,304
            State ...........     74,827           --           41,316
          Deferred ..........    (52,538)       (69,388)        50,000
          ------------------------------------------------------------
                                 493,567      $ (63,549)     $ 216,620
          ------------------------------------------------------------

Deferred taxes relate to differences between the tax basis of certain assets and liabilities and their financial reporting amounts. The principal types of such differences relate to accelerated depreciation, inventory and allowances for bad debts.

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate to the Company's effective tax rate for 1996, 1995 and 1994:

          -------------------------------------------------------------
          March 31,                           1996      1995      1994
          -------------------------------------------------------------
          Statutory rate .................    34.0%    (34.0)%    34.0%
          Research and development
            tax credit ...................     --        --       (7.1)
          State taxes ....................     4.1      (2.6)      4.9
          Nondeductible expenses .........     4.0      14.9       1.6
          Other ..........................    (1.1)     (4.1)      --
          -------------------------------------------------------------
          Effective tax rate .............    41.0%    (25.8)%    33.4%
          -------------------------------------------------------------

9. Leases

The Company leases various warehouse and office space under noncancellable operating leases expiring at various times through fiscal 1999. The Company also leases certain equipment and vehicles under noncancellable capital and operating leases expiring in various years through fiscal 2000.

The following is a schedule of future minimum payments, by year and in the aggregate, under capital leases and noncancellable operating leases with initial or remaining terms of one year or more at March 31, 1996:

        --------------------------------------------------------------------
                                                    Capital        Operating
                                                    Leases          Leases
        --------------------------------------------------------------------
        1997 .............................        $   28,314      $  298,006
        1998 .............................            26,216         201,346
        1999 .............................            23,916         183,685
        2000 .............................            24,413           1,864
        2001 .............................            16,621            --
        --------------------------------------------------------------------
        Total minimum lease payments .....        $  119,480      $  684,901
        --------------------------------------------------------------------
        Amounts representing interest ....            21,553
        ----------------------------------------------------
        Present value of net minimum
          lease payments ($20,511 of
          which is current) ..............        $   97,927
        ----------------------------------------------------

Equipment acquired under capital leases was $72,940 and $23,943 in fiscal 1996 and 1995, respectively. Rental expense under operating leases was $548,624, $445,819, and $459,636 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

10. Long-Term Debt

        ------------------------------------------------------------------
        March 31,                                     1996            1995
        ------------------------------------------------------------------
        Revolving credit agreement (a) ... $2,200,000 $4,725,000 Equipment and term notes
          payable (b), (c), (d) and (e) ..       1,578,773       2,021,673
        Mortgage notes payable (f) .......         997,426       1,128,534
        ------------------------------------------------------------------
                                                 4,776,199       7,875,207
        Less current portion .............         465,657         572,851
        ------------------------------------------------------------------
                                                 4,310,542      $7,302,356
        ------------------------------------------------------------------

(a) On October 24, 1995, the Company signed a Third Amended and Restated Revolving Credit Note and Agreement with its existing bank. The Agreement, which expires on September 30, 1998, maintained the borrowing limit at $10,000,000. The credit agreement bears interest at the prime lending rate (8.25% at March 31, 1996) plus 1/4% and has a $4,000,000 sublimit for bankers' acceptances, which bear interest at 1-1/2% over the prevailing banker's acceptance rate, and a $2,000,000 sublimit for letters of credit. Banker's acceptances at March 31, 1996 and 1995 in the amount of $3,993,215 and $2,997,280, respectively, have been classified as notes payable. Borrowings are further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with an inventory sublimit of $6,500,000 during the months of April through August inclusive and $5,000,000 during the months of September through March inclusive. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 1996.

(b) On August 12, 1994, in connection with the QuanTech acquisition, the Company entered into three separate credit notes payable with former creditors of the acquired company: a revolving credit note in the amount of $750,000, which matures on August 2, 1997 and bears interest at 1/4% over the bank's prime lending rate; a promissory note in the amount of $137,912, which matures on August 12, 1997 and bears interest at the rate of 8%; and a promissory note in the amount of $125,461, which also matures on August 12, 1997 and bears interest at the rate of 8%. Each of the notes is unsecured and requires no principal payments until their respective maturity dates.

(c) On September 17, 1993, the Company entered into a term loan agreement with a bank for the purchase of equipment in the amount of $700,000. The loan is payable in six monthly installments of interest only at the rate of prime plus 3/4% followed by fifty-six equal monthly installments of $12,500 plus interest.

(d) On January 26, 1993, the Company entered into a term loan agreement with a bank for $800,000 payable in equal monthly installments of $16,700 plus interest with the final payment due on January 27, 1997. The term loan bears interest at the rate of prime plus 3/4% and is secured by equipment of the Company.

(e) In March 1990, the Company financed the construction of its inhouse sterilizer facility with a demand note payable of $655,000, which in September 1990, was refinanced into a five year term loan agreement with another bank for $555,000 payable in monthly installments of $9,250 plus interest at prime plus 1/2%. This note was fully repaid during the year ended March 31, 1996.

(f) In April 1990, the Company completed the purchase of its Asheville, North Carolina manufacturing facility from a related entity. The purchase of the facility was financed with a twenty (20) year mortgage note payable which requires payments of principal and interest aggregating $19,300 per month. The mortgage bears interest at the prime lending rate plus 1/2%.

     Maturities of long term debt are as follows at March 31, 1996:

               -----------------------------------------------
               1997 ..........................      $  465,657
               1998 ..........................       1,327,316
               1999 ..........................       2,478,879
               2000 ..........................         195,173
               2001 ..........................         212,953
               Thereafter ....................          96,221
               -----------------------------------------------
                                                    $4,776,199
               -----------------------------------------------

The carrying amounts of the Company's long term debt approximate their fair value at March 31, 1996.

11. Other Note Payable

In January 1996, in connection with the acquisition of SBW (See Note 3), the Company signed a promissory note in the amount of $855,793. The note is payable in four (4) equal monthly installments commencing on March 1, 1996, and is subject to certain reductions based on the Company's collection of the accounts receivable purchased. The note bears interest at the prime lending rate.

12. Shareholders' Equity and Stock Plans

On August 12, 1994 the Company issued 453,408 shares of common stock in connection with the acquisition of substantially all the assets and certain liabilities of QuanTech (See Note 3).

In 1984, the Company's Board of Directors and stockholders approved an Incentive Stock Option Plan (the "Incentive Option Plan"). The Incentive Option Plan, which expired in May 1994, authorized the granting to key employees of options to purchase an aggregate of 350,000 shares of the Company's common stock at the fair market value at the date of grant. Options vest over a two year period and expire five years from date of grant unless employment is terminated, in which event, subject to certain exceptions, the options terminate three months subsequent to date of termination. At March 31, 1995, there were no shares available for granting of future options. The number of shares exercisable at March 31, 1996, 1995 and 1994 were 147,500, 147,500 and 162,670, respectively.

During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 1,150,000 shares of the Company's common stock. The options are granted at the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire five years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. At March 31, 1996 there were 50,500 shares available for granting of future options. The number of shares exercisable at March 31, 1996, 1995 and 1994 were 349,500, 407,750 and 237,250, respectively.

Option activity under the option plans during the three years ended March 31, 1996 is summarized as follows:

- ------------------------------    --------------------------------------------------------------------------------------------
                                     Incentive Option Plan            Non-Qualified Option Plan     1994 Stock Incentive Plan
                                  Number of      Option Price         Number of     Option Price   Number of      Option Price
                                    Shares        Per Share            Shares         Per Share     Shares          Per Share
- ------------------------------    ---------      ------------         ---------     ------------   ---------      ------------
Balance at March 31, 1993 ....     176,170       $1.875-$2.50          660,250       $.60-$4.125         --                --
  Granted ....................          --                 --          180,000       $2.00-$3.25         --                --
  Exercised ..................     (13,500)      $1.875-$2.50          (27,500)       $.60-$1.41         --                --
  Cancelled ..................          --                 --          (75,000)            $4.00         --                --
- ------------------------------     -------       ------------         --------       -----------    -------        ----------
Balance at March 31, 1994 ....     162,670       $1.875-$2.50          737,750       $.60-$4.125         --                --
  Granted ....................          --                 --           13,000       $1.31-$2.50         --                --
  Exercised ..................          --                 --               --                --         --                --
  Cancelled ..................     (15,170)            $1.875          (84,250)      $.60-$4.125         --                --
- ------------------------------     -------       ------------         --------       -----------    -------        ----------
Balance at March 31, 1995 ....     147,500              $2.50          666,500       $.60-$4.125         --                --
  Granted ....................          --                 --          268,000        $.97-$2.14    270,000        $.97-$2.19
  Exercised ..................          --                 --         (207,500)       $.60-$.875         --                --
  Cancelled ..................          --                 --         (108,500)       $.97-$3.25         --                --
- ------------------------------     -------       ------------         --------       -----------    -------        ----------
Balance at March 31, 1996 ....     147,500              $2.50          618,500       $.97-$4.125    270,000        $.97-$2.19
- ------------------------------     -------       ------------         --------       -----------    -------        ----------

In 1984, the Company's Board of Directors and stockholders approved a Restricted Management Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, which expired in May 1994, 500,000 shares of the Company's common stock may be sold to executives and other key salaried employees at par value ($.001 per share). Shares issued under the Bonus Plan vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of issuance. Except for those shares which have vested, shares issued under the Bonus Plan may not be sold, transferred or otherwise disposed of unless they are first offered to the Company at par value. At March 31, 1996, 489,563 shares had been issued, of which 315,063 have vested.

In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which covers 500,000 shares of the Company's common stock. The Incentive Plan, which expires in 2004, permits the granting of incentive stock options, shares of restricted stock and nonqualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Options outstanding at March 31, 1996 vest in two equal installments on the first and second anniversary of the date of grant. Options granted in the future may have different vesting schedules. At March 31, 1996, there were 230,000 shares available for granting of future options. None of the options granted were exercisable at March 31, 1996.

The Company records deferred compensation related to options and shares issued pursuant to its Non-Qualified Option Plan and Bonus Plan, respectively, equal to the differences between the market value of its common stock at the date of grant and the option exercise price or the stock issuance price (par value). Such deferred compensation is deducted from shareholders' equity and is amortized to expense over the vesting period.

Pursuant to an employment agreement expiring in August 1997, the Board of Directors approved the issuance of a five-year warrant to purchase the Company's common stock to the former principal stockholder of QuanTech, Inc. The warrant, which expires on August 10, 1999, permits the holder to purchase 80,592 shares of common stock at $2.1875 per share, the market value on the date of grant.

13. Retirement Plan

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of theInternal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 50% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $10,140 in 1996, $27,262 in 1995 and $74,343 in 1994.

14. Loss from Product Recall

During the second quarter of fiscal 1994, the Company detected a mold growth on certain of its sterile laparotomy sponges. Until management was able to satisfy all of its concerns, the Company voluntarily suspended shipment of its sterile laparotomy sponges for 23 days during the quarter and initiated a product recall. As a result of the Company's efforts to understand, analyze and correct this problem, results of operations for the year ended March 31, 1994 included a loss from the product recall of $1,254,000. The loss from product recall includes costs and expenses associated with the freight and re-work costs of laparotomy sponge cases returned to the Company, professional fees, laboratory testing fees and related contractual expenses.

15. Other Matters

a.   The Company operates in one industry, disposable medical products.

b. The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas have continued to adversely impact the availability and pricing of operating room towels. While the Company cannot predict whether or not these conditions will continue during fiscal 1997, the Company has accelerated its procurement of operating room towels from China and, to a lesser extent, secured operating room towels from sources outside of China. Management believes that it will be able to meet the Company's requirements of operating room towels for fiscal 1997.

c. Sales to Owens and Minor, Inc., Baxter Healthcare Hospital Supply Division and General Medical Corporation accounted for approximately 23%, 21% and 10% of net sales, respectively, for the fiscal year ended March 31, 1996. Sales to Baxter Healthcare Hospital Supply Division and Owens and Minor, Inc. each accounted for approximately 19% of net sales for the fiscal year ended March 31, 1995. Sales to Baxter Healthcare Hospital Supply Division and Owens and Minor, Inc. accounted for approximately 24% and 11% of net sales, respectively, for the fiscal year ended March 31, 1994.

d. Product development costs charged to income were $291,000, $211,000 and $328,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

Statement of Management Responsibility

The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with generally accepted accounting principles and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

The financial statements of the Company have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and financial reporting matters.

The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.

/s/ Joseph Meringola

Joseph R. Meringola, Chairman of the Board
(Chief Executive Officer)

/s/ Paul D. Meringola

Paul D. Meringola, President (Chief Operating Officer)


Report of Independent Auditors

Stockholders and Board of Directors Medical Action Industries Inc.

We have audited the accompanying consolidated balance sheets of Medical Action Industries Inc. and subsidiary as of March 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Action Industries Inc. and subsidiary at March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

Melville, N.Y.
May 24, 1996

Corporate Information and Directory

BOARD OF DIRECTORS

Joseph R. Meringola
Chairman of the Board
Chief Executive Officer

Paul D. Meringola
President
Chief Operating Officer

Richard G. Satin
Vice President - Operations
and General Counsel

Bernard Wengrover
Certified Public Accountant

Dr. Phillip F. Corso
Clinical Instructor -
Department of Surgery, Yale
University School of Medicine;
Senior Attending and Chief of
Plastic Surgery Bridgeport and
Norwalk Hospitals

Dr. Thomas A. Nicosia
Fellow of the American College
of Cardiology. Affiliated with
St. Francis and North Shore
University Hospitals

EXECUTIVE OFFICERS

Joseph R. Meringola
Chairman of the Board
Chief Executive Officer

Paul D. Meringola
President
Chief Operating Officer

Richard G. Satin
Vice President - Operations
and General Counsel

Daniel Marsh
Vice President - Sales and Marketing

OPERATIONS MANAGEMENT

Victor Bacchioni
Corporate Controller

Hal Carpenter
National Accounts Manager

Steve Ferrera
Director of Sales and Marketing -
OEM Division

Steve Harrington
Regional Sales Manager

Michael Kuykendall
Director of Manufacturing

Richard Levinson
Regional Sales Manager

Eric Liu
Director of China Operations

Philip R. Meringola
Director of Information Systems

John Nie
Regional Sales Manager

Steve Woody
Director of Corporate
Quality Assurance

INDEPENDENT AUDITORS

Ernst & Young LLP
395 N. Service Road
Melville, New York 11747

REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Company
40 Wall Street
New York,  New York 10005

STOCK TRADING

Medical Action's common stock trades on the NASDAQ Stock Market under the symbol MDCI. As of June 1, 1996, there were approximately 500 stockholders of record, which does not include approximately 3,500 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low prices per share of Medical Action Common Stock as reported by NASDAQ:

    ----------------------------------------------------------------------
                              Fiscal 1996                Fiscal 1995
                           High         Low          High           Low
    ----------------------------------------------------------------------
    First Quarter         1-15/16        7/8       2-7/16         2
    Second Quarter        2-1/2        1-1/4       1-13/16        1-1/2
    Third Quarter         2-1/16       1-5/16      1-5/16         1
    Fourth Quarter        2-5/8        1-7/8       1-3/16           15/16
    ----------------------------------------------------------------------

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 1996, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 150 Motor Parkway, Hauppauge, New York 11788.

COMPANY FACILITIES

Executive Offices

150 Motor Parkway
Hauppauge, New York 11788

Manufacturing and Distribution Facilities

537 Sweeten Creek Industrial Park
Asheville, North Carolina 28803

273 Cane Creek
Fletcher, North Carolina 28732

24 Buxton Avenue
Asheville, North Carolina 28801

1934 New Highway
Farmingdale, New York 11735

ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical Action Industries Inc. will be held on Wednesday, August 14, 1996 at Ernst & Young LLP, 395 N. Service Road, lower level, Melville, New York. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings.

For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293

Designed by Curran & Connors, Inc.

                         Medical Action Industries Inc.
                               Executive Offices:
                               150 Motor Parkway
                                   Suite 205
                              Hauppauge, NY 11788
                                 (516) 231-4600